MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

March 9, 2006

3.	News Release

A news release dated March 9, 2006, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada andU.S. disclosure package) on March 9, 2006 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On March 9, 2006, TransGlobe announced its financial and operating results for the three and twelve month periods ended December 31, 2005.

Highlights:

Record average production of 4,991 Boepd for the year. Record cash flow of $38,077,000 for the year. Working capital of $9,471,000.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 9, 2006

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
2005 YEAR END AND FOURTH QUARTER RESULTS

TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Thursday, March 9, 2006 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2005. All dollar values are expressed in United States dollars unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS:

  Record average production of 4,991 Boepd for the year.
  Record cash flow of $38,077,000 for the year.
  Working Capital of $9,471,000.

FINANCIAL AND OPERATING UPDATE
(Expressed in thousands of U.S. Dollars, except per share and volume amounts)

Financial	Three Months Ended Dec. 31			Twelve Months Ended Dec. 31
	2005	2004	Change	2005	2004	Change
Oil and gas revenue
Oil and gas revenue net of royalties
Operating expense
General and administrative expense
Stock-based compensation
Depletion, depreciation and accretion expense
Income taxes
Cash flow from operations**
     Basic per share
     Diluted per share
Net income
     Basic per share
     Diluted per share
Capital expenditures
Working capital
Common shares outstanding
     Basic (weighted average)
Diluted (weighted average)	24,780 14,442 2,645 910 145 4,097 2,623 8,603 0.15 0.14 4,331 0.07 0.07 9,554	18,548 11,756 2,814 680 452 4,197 2,799 6,326 0.12 0.11 768 0.01 0.01 11,075	34% 23% (6)% 34% (68)% (2)% (6)% 36% 464% (14)%	90,350 58,911 10,253 2,821 723 16,990 8,353 38,077 0.66 0.63 19,850 0.34 0.33 32,654 9,471 57,903 60,330	49,495 31,630 7,064 1,664 1,310 10,346 4,995 17,325 0.32 0.31 5,919 0.11 0.10 26,367 2,839 54,388 56,719	83% 86% 45% 70% (45)% 64% 67% 120% 235% 24% 234% 6% 6%
Reserves (MBoe)
Total Proven Total Proven + Probable				7,830 10,485	6,664 10,427	17% 1%
Production and Sales Volumes
Total production (Boepd) * Total sales (Boepd) * Oil and liquids (Bopd) Average price ($ per barrel) Gas (Mcfpd) Average price ($ per Mcf) Operating expense ($ per Boe)	5,132 4,935 4,307 54.14 3,769 9.49 5.83	4,979 5,384 4,726 38.01 3,942 5.47 5.68	3% (8)% (9)% 42% (4)% 73% 3%	4,991 4,959 4,312 50.82 3,880 7.27 5.67	3,865 3,796 3,298 36.24 2,987 5.19 5.09	29% 31% 31% 40% 30% 40% 11%

*	The differences in production and sales volumes result from inventory changes at Block S-1, Yemen
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

OPERATIONS UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

During the quarter one exploration well was drilled and abandoned at Balan #1 and one water injection well was drilled at Tasour #20. The diesel topping plant commenced operations during December, producing all the diesel required for power generation on Block 32. Approximately 380 barrels of crude oil per day is required to meet current diesel needs.

Block S-1, Republic of Yemen (25% working interest)

During the quarter three wells were drilled on Block S-1: An Nagyah #17, An Nagyah #18 and Hatat #1. The An Nagyah #17 well completed as a producing oil well after flowing at a stabilized rate of 3,250 barrels of light (43 degree API) oil per day and 1.8 million cubic feet of gas per day on a 48/64 inch choke. The An Nagyah #17 well encountered the Lam A sandstone reservoir and was completed in a 575 meter horizontal section.

An Nagyah #18 was completed as the first producing Lower Lam B oil well after flowing at a stabilized rate of 1,300 barrels of light (43 degree API) oil per day and 838 thousand cubic feet of gas per day on a 48/64 inch choke. The well reached a total depth of 2020 meters, with a 780 meter horizontal section. The Lower Lam B formation is found below the main Lam A producing horizon in the An Nagyah field. The An Nagyah #18 well adds a new oil zone and additional reserves to the An Nagyah field. It is expected that an additional one to two horizontal wells will be required to develop the Lower Lam B pool.

The Hatat #1 wildcat exploration well was plugged and abandoned after failing to test hydrocarbons from a 596 meter interval of Granitic Basement. Although several fractures with hydrocarbon shows were encountered during drilling, the fractures were non-productive in the Hatat #1 well bore.

In September 2005 Occidental Petroleum announced the acquisition of Vintage Petroleum. The acquisition closed on January 30, 2006. Occidental through its wholly owned subsidiary (Vintage) is now the operator of Block S-1.

Block 72, Republic of Yemen (33% working interest)

During the quarter a seismic acquisition program consisting of 255 km of 2-D data commenced on Block 72. The acquisition of the data was completed in early 2006 and processing is underway. A two well exploration drilling program is planned for late 2006.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

TransGlobe completed reprocessing of the older existing seismic data, significantly improving the resolution. A new 834 km 2-D seismic acquisition program commenced in early January 2006 and is expected to be completed in the second quarter of 2006. It is expected that a two well drilling program will commence in late 2006. This would complete all the first period and second period PSA commitments ahead of schedule.

Canada

The Company participated in drilling a record 20 wells during the fourth quarter of 2005 representing 65% of the total 31 wells drilled in Canada during 2005. The 2005 drilling program resulted in 21 gas, 7 oil and 3 dry wells for an overall success rate of 90%. The majority of the wells were drilled in the Nevis, Gadsby and Morningside areas of central Alberta. Of the 31 wells drilled, TransGlobe had an average working interest of 79% in 26 wells and a carried interest after payout in 5 wells which were farmed out to a third party. Included in the 31 wells were 8 successful CBM wells targeting the Horseshoe Canyon coals in the Nevis (1 well) and Morningside (7 wells) areas.

In December, production averaged 889 Boepd. Several wells were connected during late December and January which increased Canadian production to approximately 1,100 Boepd in February. There are an additional 14 (11 net) wells, representing 400 Boepd to the Company still requiring pipeline connections. This work is anticipated to be carried out during the first half of 2006.

FORWARD LOOKING STATEMENTS

This press release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

NON-GAAP MEASURES

This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operation activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

OUTLOOK

2006 Production Outlook

		2006	2005	Change (*)

Barrels of oil equivalent	Boepd	5,300 to 5,600	4,991	9%
(*)	% growth based on mid point of guidance

2006 Cash Flow From Operations Outlook
($000’s)	2006(*)	2005	Change (*)

Cash flow from operations	43,000 to 45,000	38,077	16%
(*)	Based on a dated Brent oil price of $55.00/Bbl and an AECO gas price of C$7.50/Mcf, from existing fields in Yemen and planned development in Canada.

2006
Cash Flow from
Sensitivity	Operations
($000’s)	Increase/Decrease
$1.00 per barrel increase in dated Brent	560
C$1.00 per Mcf increase in AECO	1,700

2006 Capital Budget
($000’s)	2006
Canada	20,400
Yemen - Block S-1	11,900
- Block 32	3,500
- Block 72	2,100
Egypt	7,400
Total	45,300

SUMMARY OF OPERATING AND FINANCIAL RESULTS

Summary of Operating and Financial Results should be read in conjunction with the unaudited interim financial statements for the three months and twelve months ended December 31, 2005 and 2004 and the audited financial statements and management’s discussion and analysis for the year ended December 31, 2004 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Annual Financial Results

Cash flow from operations for the twelve months 2005 increased 120% to $38,077,000 compared to $17,325,000 in 2004 primarily due to:
Sales volumes increased 31% to 4,959 Boepd which increased revenue $17,683,000;
Average commodity prices increased 40% to $49.92/Boe which increased revenue $23,172,000;
Offset by:

Royalties increasing $13,574,000 due to increased production, prices and Block S-1 royalty rate. Furthermore, in Q4-2005 TransGlobe recovered its historical exploration cost pools at Block S-1 resulting in increased royalties of approximately $2.0 million.

Operating costs increasing $3,189,000 due to the increased production and an 11% increase in costs per Boe;
Current income tax increasing $2,602,000 due to the increased production and prices in Yemen;
Cash general and administrative expense increasing $905,000.

Net income for the twelve months 2005 increased 235% to $19,850,000 compared to $5,919,000 in 2004 primarily due to:
Cash flow from operations increasing, as described above, which also increased net income;
Stock compensation expense, a non-cash expense, decreasing $587,000;
Offset by the following non-cash items:
Depletion, depreciation and accretion, a non-cash expense, increasing $6,644,000.
Future income taxes, a non-cash expense, increasing $756,000.

Fourth Quarter Financial Results

Production
Overall, production volumes increased 3% to 5,132 Boepd in Q4-2005 compared Q4-2004.

In the Republic of Yemen, production volumes increased 5% in the Q4-2005 to 4,268 Bopd from 4,079 Bopd in the Q4-2004 primarily due to increased production at Block S-1 as a result of developmental drilling and the pipeline completion, offset partially by decreased production at Block 32 due to natural declines. Block 32 production averaged 1,592 Bopd during Q4-2005 compared to 2,631 Bopd during Q4-2004 and Block S-1 production averaged 2,676 Bopd in Q4-2005 compared to 1,448 Bopd in Q4-2004. Production from Block S-1 was curtailed during December 2005 by delays in the construction and installation of additional processing equipment.

In Canada, production volumes decreased 4% in Q4-2005 to 864 Boepd (73% natural gas) from 900 Boepd in Q4-2004.

Revenue net of royalties
Revenue net of royalties increased 23% to $14,442,000 for Q4-2005 compared to $11,756,000 for Q4-2004.

In the Republic of Yemen, revenues net of royalties in Q4-2005 increased 17% to $10,910,000 compared to $9,358,000 in Q4-2004 primarily as a result of oil prices increasing 43%, offset partially by sales volumes decreasing 8%. The decrease in sales volumes is a result of natural declines at Block 32 offset partially by increased sales volumes at Block S-1. The average oil price for the Company’s production in the Republic of Yemen for Q4-2005 was $54.37 per barrel compared to $37.97 in Q4-2004. Oil production from the Tasour field in the Republic of Yemen is purchased by Nexen Marketing International Ltd. and the oil price is based on an average dated Brent price less a quality/transportation differential between the dated Brent blend and the Yemen Masila crude oil blend. Oil production from the An Nagyah field in Yemen is purchased by ExxonMobil Sales & Supply Corporation and the oil price is based on an average dated Brent price for the month when liftings occur less a quality/transportation differential.

In Canada, revenue net of royalties in Q4-2005 increased 47% to $3,532,000 compared to $2,398,000 in Q4-2004 due to a 73% increase in gas prices and a 40% increase in oil and liquids prices, offset partially by a 4% decrease in production. Gas prices averaged $9.49 per Mcf in Canada for Q4-2005 compared to $5.47 per Mcf Q4-2004. Oil and liquids prices in Canada averaged $54.14 per barrel for Q4-of 2005 compared to $38.72 per barrel Q4-2004.

Unrealized gain on commodity contracts
In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling). The estimated fair value of the unrealized commodity contracts was $83,000 at December 31, 2005 and is reported on the consolidated balance sheet. The change in the unrealized positions of $294,000 for Q4-2005 was recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at December 31, 2005 with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Operating costs
Operating costs were $2,645,000 ($5.83 per Boe) in Q4-2005 compared to $2,814,000 ($5.68 per Boe) in Q4-2004. In Yemen, operating costs increased 9% to average $5.75 per barrel in Q4-2005 compared to $5.29 per barrel in Q4-2004 primarily as a result of increased diesel costs at Block 32, offset partially by reduced trucking costs associated with oil transportation at Block S-1. On Block 32 a diesel topping plant was constructed in 2005 to manufacture diesel from produced crude oil which will reduce diesel costs significantly on a go forward basis. The plant became operational in December 2005. In Canada, operating costs decreased 19% to average $6.20 per Boe in Q4-2005 compared to $7.64 per Boe in Q4-2004.

General and administrative expense
General and administrative expense (“G&A”) was $910,000 ($2.00 per Boe) for Q4-2005 compared to $680,000 ($1.37 per Boe) in Q4-2004. The increased expenses relate to increased personnel and overhead costs due to additional staff and increased public company costs associated with the Company preparing for new Sarbanes Oxley compliance requirements.

Stock based compensation
A new Canadian accounting standard was adopted in 2004 that requires the Company to record a compensation expense for the fair value of stock options over the vesting period granted to employees and directors since January 1, 2002. The non-cash stock-based compensation expense was $145,000 ($0.32 per Boe) in Q4-2005 compared to $452,000 ($0.91 per Boe) in Q-4 2004. The decrease is mainly due to options granted in March 2004 which were fully expensed by March 2005.

Depletion, depreciation and accretion
Depletion, depreciation and accretion was $4,097,000 ($9.03 per Boe) for Q4-2005 compared to $4,197,000 ($8.47 per Boe) in Q4-2004.

Income taxes
Current income tax expense represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement’s on Block 32 and Block S-1. The government’s share of production sharing oil includes royalties and income taxes. Current income tax expense increased 15% to $2,209,000 in Q4-2005 compared to $1,925,000 in Q4-2004. The current income tax increase is due to increased revenue in Yemen. The current income tax rate over Yemen revenue net of royalties remained consistent at 20% in Q4-2005 and Q4-2004.

In 2003, 2004 and 2005, future income tax assets were recognized relating to Canadian tax pools that the Company can use to utilize to reduce future taxable income in Canada. These assets were recognized as a direct result of increased reserves in Canada and increased commodity prices.

Finding and Development Costs

	2005		2004
		Proved +		Proved +
(000’s, except per Boe amounts)	Proved	Probable	Proved	Probable
Total capital expenditure	$ 32,654	$ 32,654	$ 26,367	$ 26,367
Net change from previous year’s
future capital	8,418	9,449	8,796	597
	$ 41,072	$ 42,103	$ 35,163	$ 26,964
Reserve additions and revisions (MBoe)	2,987	1,879	4,332	4,804
Average cost per Boe	$ 13.75	$ 22.41	$ 8.12	$ 5.61
Three year average cost per Boe	$ 9.57	$ 8.19	$ 7.42	$ 5.37

The finding and development costs shown above have been calculated in accordance with Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities introduced in 2003.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Liquidity and Capital Resources
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2005 and 2004:

Sources and Uses of Cash

($000’s)	2005	2004
Cash sourced
Cash flow from operations*	38,077	17,325
Issue of common shares	1,218	10,006
	39,295	27,331
Cash used
Exploration and development expenditures	32,654	26,367
Other	155	871
	32,809	27,238
Net cash	6,486	93
Increase in non-cash working capital	747	443
Increase in cash and cash equivalents	7,233	536
Cash and cash equivalents – beginning of year	4,988	4,452
Cash and cash equivalents – end of year	12,221	4,988
*	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures in 2005 was provided by cash flow from operations, working capital and an equity financing in 2004.

Working capital is the amount by which current assets exceeds current liabilities. At December 31, 2005 the Company had working capital of $9,471,000 (2004 - $2,839,000), zero debt and an unutilized loan facility of $7,000,000. Accounts receivable increased due primarily to higher revenue receivables as a result of volume and price increases. This was offset by increased accounts payable due primarily to increased capital expenditures in late 2005 related to the Canadian drilling program, increased operating costs in both Canada and Yemen due to higher volumes, offset by reduced Yemen capital payables compared to 2004 mainly due to the 2004 pipeline construction at Block S-1 which was completed in June 2005.

The Company expects to fund its approved 2006 exploration and development program of $45.3 million through the use of working capital and cash flow. The use of our credit facility or equity financing during 2006 are expected to be utilized only to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Commitments and Contingencies
In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million before July 1, 2009 to earn its 50% working interest. As at December 31, 2005, the Company has spent $2,065,000 of earning expenditures. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months for exploration work, including reprocessing of seismic data, acquisition of new seismic data and drilling two exploration wells.

Consolidated Statements of Income and Retained Earnings (Deficit)
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2005	2004	2005	2004

REVENUE
Oil and gas sales, net of royalties	$14,442	$11,756	$58,911	$31,630
Unrealized gain on commodity contracts	294	-	83	-
Other income	34	4	46	13
	14,770	11,760	59,040	31,643

EXPENSES
Operating	2,645	2,814	10,253	7,064
General and administrative	910	680	2,821	1,664
Stock-based compensation	145	452	723	1,310
Foreign exchange loss	11	15	42	289
Interest	8	35	8	56
Depletion, depreciation and accretion	4,097	4,197	16,990	10,346
	7,816	8,193	30,837	20,729

Income before income taxes	6,954	3,567	28,203	10,914

Income taxes
- future	414	874	471	(285)
- current	2,209	1,925	7,882	5,280
	2,623	2,799	8,353	4,995
NET INCOME	4,331	768	19,850	5,919

Retained earnings (deficit), beginning of year	14,834	(1,453)	(685)	(6,604)
Retained earnings (deficit), end of period	$19,165	$(685)	$19,165	$(685)

Net income per share
Basic	$0.07	$0.01	$0.34	$0.11
Diluted	$0.07	$0.01	$0.33	$0.10

Consolidated Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	December 31, 2005	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$12,221	$4,988
Accounts receivable	7,414	6,029
Oil inventory	436	389
Prepaid expenses	463	274
Unrealized commodity contracts	83	-
	20,617	11,680
Property and equipment
Republic of Yemen	30,898	26,054
Canada	30,261	19,111
Arab Republic of Egypt	2,512	992
	63,671	46,157
Future income tax asset	1,886	2,299
Deferred financing costs	112	386

	$86,286	$60,522

LIABILITIES
Current
Accounts payable and accrued liabilities	$11,146	$8,841

Asset retirement obligations	1,503	902
	12,649	9,743

SHAREHOLDERS’ EQUITY
Share capital	48,922	47,296
Contributed surplus	1,908	1,593
Cumulative currency translation adjustment	3,642	2,575
Retained earnings (deficit)	19,165	(685)
	73,637	50,779

	$86,286	$60,522

Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2005	2004	2005	2004

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$4,331	$768	$19,850	$5,919
Adjustments for:
Depletion, depreciation and accretion	4,097	4,197	16,990	10,346
Amortization of deferred financing costs	75	35	291	35
Future income taxes	414	874	471	(285)
Stock-based compensation	145	452	723	1,310
Unrealized gain on commodity contracts	(294)	-	(83)	-
Settlement of asset retirement obligations	(165)	-	(165)	-
Changes in non-cash working capital	54	(2,050)	1,280	(4,259)
	8,657	4,276	39,357	13,066

FINANCING
Issue of common shares for cash	203	9,919	1,218	10,006
Deferred financing costs	-	(421)	(17)	(421)
Changes in non-cash working capital	-	13	(24)	24
	203	9,511	1,177	9,609

INVESTING
Exploration and development expenditures
Republic of Yemen	(3,855)	(7,900)	(17,939)	(15,275)
Canada	(5,335)	(2,893)	(13,189)	(10,100)
Arab Republic of Egypt	(364)	(282)	(1,526)	(992)
Changes in non-cash working capital	2,566	1,271	(509)	4,678
	(6,988)	(9,804)	(33,163)	(21,689)

Effect of exchange rate changes on cash
and cash equivalents	(107)	(450)	(138)	(450)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	1,765	3,533	7,233	536

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	10,456	1,455	4,988	4,452

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$12,221	$4,988	$12,221	$4,988

Segmented information

	Three Months Ended Dec.31		Twelve Months Ended Dec. 31
(000’s)	2005	2004	2005	2004
Oil and gas sales, net of royalties
Republic of Yemen	$10,910	$9,358	$47,384	$24,966
Canada	3,532	2,398	11,527	6,664
	14,442	11,756	58,911	31,630
Operating expenses
Republic of Yemen	2,152	2,181	8,219	5,449
Canada	493	633	2,034	1,615
	2,645	2,814	10,253	7,064
Depletion, depreciation and accretion
Republic of Yemen	2,846	3,391	13,172	8,162
Canada	1,248	806	3,812	2,184
Arab Republic of Egypt	3	-	6	-
	4,097	4,197	16,990	10,346
Segmented operations	7,700	4,745	31,668	14,220
Unrealized gain on commodity contracts	294	-	83	-
Other income	34	4	46	13
	8,028	4,749	31,797	14,233
General and administrative	910	680	2,821	1,664
Stock-based compensation	145	452	723	1,310
Foreign exchange loss	11	15	42	289
Interest	8	35	8	56
Income taxes	2,623	2,799	8,353	4,995
Net income	$4,331	$768	$19,850	$5,919

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s Ross Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Ross G. Clarkson	Suite 2500, 605 - 5th Avenue, S.W.
President & C.E.O.	Calgary, Alberta T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com